Mail Stop 04-07						April 1, 2005

Via U.S. Mail and Fax (954-360-9095)

Robert T. Hamilton
Chief Financial Officer
EDiets.com, Inc
3801 W. Hillsboro Boulevard
Deerfield Beach, Florida 33442

Re:	EDiets.com, Inc
	Form 10-K for the year ended December 31, 2004
      Filed March 22, 2005

	File No. 0-30559


Dear Mr. Hamilton:


      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ending December 31, 2004

Critical Accounting Policies, page 16

Goodwill and Intangible Assets

1. Revise your disclosures regarding the goodwill to disclose the estimates and assumptions used to determine the fair value of goodwill and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations.

2. Tell us of your basis for testing the goodwill recorded in connection with the acquisition of eDiets Europe at the reportable segment level and the goodwill related to DietSmart at the enterprise level. Paragraph 18 of SFAS 142 requires that you test goodwill for impairment at a level of reporting referred to reporting unit. Refer to paragraphs 30-36 of SFAS 142 for guidance in determining your reporting units.

3. Tell us what are the operating segments that you aggregated in the two reportable segments under SFAS 131. Tell us specifically how you identified your reporting units and what those reporting units are in accordance with paragraph 30 of SFAS 142 and EITF D-101.
Additionally, tell us how you have determined the amount of goodwill to be assigned to the reporting units.

4. Please note that since you had a change in the reported amount of goodwill in the period you need to include within the MD&A and notes the disclosures required by paragraph 45 c of SFAS 142. For your guidance refer to Illustration 1 in Appendix C and revise accordingly.


Consolidated Statements of Operations, page F-3

5. It appears that the caption "cost of revenue" excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11:B as applicable, by identifying the amount of applicable depreciation that is excluded from the above caption.

Note 2.  Summary of Significant Accounting Policies

Intangibles, page F-7

6. With regard to your disclosure that during the first quarter of 2004 you shut down the DietSmart website, tell us why you believe that the goodwill allocated to Diet Smart was not impaired. In addition, it appears that the shut down of the DietSmart website was a triggering event that required you to test goodwill for impairment.
Tell us why you believe that you did not have to perform a goodwill impairment test in view of this triggering event. Refer to paragraph
28 of SFAS 142.

Revenue Recognition, page F-8

7. We note your disclosure that in accordance with EITF 99-19 you recognize gross subscription revenues associated with licensed diet and fitness plans based on the relevant facts of the related license agreements. To help us understand your disclosure tell us and discuss how you evaluated the indicators in this standard that weigh in favor of your accounting policy for recognizing revenue gross. In your response, address the relevant facts of your license agreements.


Item 9A. Controls and Procedures, page 23

8. Your disclosure indicates that the certifying officers
concluded
that your disclosure controls and procedures were effective "and designed to ensure that information required to be disclosed by us in this report is accumulated and communicated to management,
including
our principal executive officers as appropriate, to allow timely decisions regarding required disclosure." This conclusion, however, goes to only one part of the definition of "disclosure controls
and
procedures."  See Rule 13a-15(e) under the Securities Exchange Act of
1934. Please confirm in your response letter that the certifying officers` evaluation of the company`s disclosure controls and procedures included controls and other procedures of the company that are designed to ensure that information required to be disclosed by
the company in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms," pursuant
to Rule 13a-15(e).   In addition, in the future, you should
reference
the entire definition of disclosure controls and procedures or simply confirm that the certifying officers concluded, on the applicable dates, that the company`s disclosure controls and procedures were effective.

9. We note your disclosure in the third paragraph that management recognized that, in designing and evaluation the company`s disclosure controls and procedures, any controls and procedures can provide only
"reasonable assurance" that the objectives of the controls system are met. Please confirm in your response letter that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. Also advise in your response letter, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. Also reflect our comment in your future filings. In the alternative in the future, you may omit the sentence regarding the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
824-
5497 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact Reginald Norris at 202-972-2875 or me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
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Robert T. Hamilton
EDiets.com, Inc
April 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE